SEC 05037050 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11190

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Family Investors Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 South Avenue
(No. and Street)

Fanwood (City) NJ (State) 07023 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred J. Chemidlin, Jr. 908-322-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cerefice & Company
(Name – *if individual, state last, first, middle name*)

1103 Westfield Avenue (Address) Rahway (City) NJ (State) 07065 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fred J. Chemidlin, Jr. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Family Investors Company , as of December 31 , 20 04 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exception

Signature

CEO

Title

Notary Public

BETTY J. FENNIMORE
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Feb. 8, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Family Investors Company **N 3** [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/2004 [99]
SEC FILE NO. 8-11190 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

	Allowable	Non-Allowable	Total
1. Cash	$ 302,464 [200]		$ 302,464 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivable from non-customers	39,104 [355]	76,191 [600]	115,295 [830]
4. Securities and spot commodities owned at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	63,128 [424]		
E. Spot commodities	[430]		63,128 [850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	0 [860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	0 [880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	0 [890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	0 [900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	0 [910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	24,004 [680]	24,004 [920]
11. Other assets	[535]	3,584 [735]	3,584 [930]
12. TOTAL ASSETS	$ 404,696 [540]	$ 103,779 [740]	$ 508,475 [940]

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Family Investors Company as of 12/31/2004

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255 [13]	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other [10]		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	178,470	1205	4,638	1385	183,108	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211 [12]		1390 [14]		1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders [9] $ 970						
2. includes equity subordination (15c3-1(d)) of . . . $ 980						
B. Securities borrowings, at market value from outsiders $ 990				1410	0	1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ 1000						
2. includes equity subordination (15c3-1(d)) of . . . $ 1010						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 178,470	1230	$ 4,638	1450	$ 183,108	1760

Ownership Equity

21. Sole Proprietorship		[15] $	1770
22. Partnership (limited partners)	[11] ($ 1020)		1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock		50,200	1792
C. Additional paid-in capital			1793
D. Retained earnings		275,167	1794
E. Total		325,367	1795
F. Less capital stock in treasury		[16] (0)	1796
24. TOTAL OWNERSHIP EQUITY		$ 325,367	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 508,475	1810

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Family Investors Company as of 12/31/2004

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	325,367	3480
2. Deduct ownership equity not allowable for Net Capital			19	( )	3490
3. Total ownership equity qualified for Net Capital				325,367	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	325,367	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $ 103,779	3540			
B. Secured demand note delinquency		3590			
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600			
D. Other deductions and/or charges		3610		(103,779)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions			20 $	221,588	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities	18	3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities Mutual Funds & Stock	9,469	3734			
D. Undue Concentration		3650			
E. Other (List) Money Market Accounts	5,334	3736		(14,803)	3740
10. Net Capital			$	206,785	3750

30

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Family Investors Company as of 12/31/2004

COMPUTATION OF NET CAPITAL REQUIREMENT

This computation was made by Cerefice & Company. The result is not materially different from the computation made by the company.

Part A

11. Minimum net capital required (6⅔% of line 19)	$	11,898	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	25,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	25,000	3760
14. Excess net capital (line 10 less 13)	$	181,785	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) [22]	$	188,938	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	178,470	3790
17. Add:						
A. Drafts for immediate credit [21]	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	178,470	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	86.31%	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 *prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits*	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) [23]	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Family Investors Company

For the period (MMDDYY) from 1/1/2004 [3932] to 12/31/2004 [3933]
Number of months included in this statement Twelve [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	8,783	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions		8,783	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts		2,001	3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares		377,936	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		621,826	3975
8. Other revenue		430,998	3995
9. Total revenue	$	1,441,544	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		124,000	4120
11. Other employee compensation and benefits		1,095,594	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements [4070]			
14. Regulatory fees and expenses		7,961	4195
15. Other expenses		151,878	4100
16. Total expenses	$	1,379,433	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	62,111	4210
18. Provision for Federal income taxes (for parent only)		8,783	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of [4338]			
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of [4239]			
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	53,328	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$		4211

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Family Investors Company

For the period (MMDDYY) from 1/1/2004 to 12/31/2004

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		$ 272,039	4240
	A. Net income (loss)		53,328	4250
	B. Additions (Includes non-conforming capital of	29 $ [4262])		4260
	C. Deductions (Includes non-conforming capital of	$ [4272])		4270
2.	Balance, end of period (From item 1800)		$ 325,367	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	30 $ NONE	4300
	A. Increases		4310
	B. Decreases		4320
4.	Balance, end of period (From item 3520)	$ NONE	4330

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Family Investors Company as of 12/31/2004

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 Fiserv Securities, Inc. 4335	X	4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

Based on our review of the client's procedures, we concur in the claim for exemption.

The accompanying notes are an integral part of these financial statements.

FAMILY INVESTORS COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 53,328
Adjustments to reconcile net income to net cash provided by (used in) operating activities	
Depreciation	7,042
Deferred taxes	1,624
Investment income	(4,873)
Net Unrealized gains on investments other than trading	(2,001)
(Increase)Decrease in operating assets:	
Accounts Receivable	15,961
Prepaid expenses	(18)
Other assets	425
Increase in operating liabilities:	
Accounts payable	5,094
Accrued expenses	80,239
Income Taxes payable	2,444
Other Current liabilities	1,348
Net cash provided by operating activities	160,613
CASH FLOWS FROM INVESTING ACTIVITIES:	
Investment income	4,873
Purchase of long term investments	(3,949)
Increase in interest receivable	(283)
Purchase of furniture and equipment	(14,856)
Net cash used in investing activities	(14,215)
INCREASE IN CASH	146,398
CASH - January 1, 2004	156,266
CASH - December 31, 2004	302,664
Less Petty cash treated as other "non-allowable" asset	(200)
CASH - December 31, 2004 per line 750, Focus Report	$ 302,464
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash Paid during the period for:	
Income Taxes	$ 4,046

FAMILY INVESTORS COMPANY

STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2004

NET INCOME		$ 51,327
OTHER COMPREHENSIVE INCOME, NET OF TAX:		
Unrealized gains on investments:		
Unrealized holding gains arising during the period	$ 2,001	
OTHER COMPREHENSIVE INCOME		2,001
TOTAL COMPREHENSIVE INCOME		$ 53,328

1. Organization and Nature of Business

The company, a New Jersey Corporation, is an introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

2. Significant Accounting Policies

Securities Transactions

The company accepts customer orders for equity securities but clears the orders through another broker. The clearing broker settles the customer transactions and pays the company a commission. Customer payments for investment company shares are in most cases payable directly to the investment company. The company receives a commission check periodically from the fund company. In the event a customer check is payable to Family Investors Company, it is deposited into the trust account and a check for the actual cost of the shares less the company's commissions is drawn from this trust account and sent to the investment company. The company transfers commissions accumulated in the trust account periodically to the operating account.

Commissions

Commissions and related expenses are recorded on a trade-date basis as securities transactions clear.

Fees for Account Supervision and Administrative Services

Account supervision and administrative services fees are received at various intervals depending on the payment schedules for the investment companies but are recognized as income on a pro-rata basis over the term of the contract.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Federal and State income taxes are recorded as of the date of the financial statements utilizing currently enacted tax laws and rates. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Advertising Costs

Family Investors Company expenses advertising costs as the costs are incurred.

Concentrations of Credit and Market Risk

The company is engaged in various activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. For the year ended December 31, 2004, commissions from 2 companies represented approximately 62% of total commissions. Three individuals generated approximately 68% of the total commissions earned.

Management believes it is not exposed to any significant credit risk. Cash deposits in financial institutions are below the FDIC Insured amounts.

Financial instruments that potentially expose the company to concentrations of credit and market risk consist primarily of cash equivalents. Cash equivalents are maintained at a high-quality investment company. The company has not experienced any losses on its cash equivalents. Management believes the company is not exposed to any significant market risk on cash equivalents since cash equivalents are invested in a money market account invested in U.S. Government securities.

3. Securities and other investments

Securities at fair market value consist of investment in mutual funds and stock. Net unrealized holding gains on this investment for the year ended December 31, 2004 in the amount of $2,001 have been included in accumulated other comprehensive income .

4. Property, Furniture, and Equipment

Property, furniture, and equipment consist of the following:

Computers and Office Equipment	$ 66,579
Furniture and Fixtures	39,904
Computer Software	1,982
	108,465
Less Accumulated Depreciation	84,461
	$ 24,004

Depreciation expense of $7,042 for the current period was calculated on a straight-line method over 5 years for equipment, 7 years for Furniture and Fixtures, and 3 years for Software.

5. Receivable from Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2004, consist of fees and commissions receivable in the amount of $114,945.

6. Commitments and Contingent Liabilities

The company has obligations under operating leases with initial non-cancelable terms in excess of one year. Approximate aggregate annual rentals for office space and equipment at December 31, 2004, are as listed below:

2005	$ 54,460
2006	$ 51,191
2007	$ 48,755
	$ 154,406

6. Commitments and Contingent Liabilities (Cont'd)

Lease payments for the year ended December 31, 2004 were as follows:

Office rent	$ 35,721
Automobile lease	$ 11,429
Equipment rental	$ 3,908
	$ 51,058

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which required the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $206,785.

8. Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of net unrealized losses on securities of $(1,560) as of December 31, 2004.

9. Common Stock

The Company has 2,500 shares of no par value common stock authorized of which 1,150 shares have been issued and are outstanding.

10. Income taxes

The current and deferred portions of the income tax expense included in the statement of operations as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, are as follows:

	Current	Deferred	Total
Federal	$ 10,000	$(1,217)	$ 8,783
State	4,865	(159)	4,706
Total	$ 14,865	$(1,376)	$ 13,489

10. Income taxes (Cont'd)

Deferred tax liability, resulting from temporary differences in depreciation, and deferred tax asset, resulting from temporary differences in contributions and unrealized losses, consist of the following:

Deferred tax liability	$ 4,638
Deferred tax asset	(3,039)
Valuation allowance	3,039
	$ 4,638

A reconciliation of the difference between the expected income tax expense or income computed at the U.S. Statutory income tax rate and the Company's provision for Federal Income taxes is shown in the following table:

Expected income tax expense at U.S. Statutory tax rate	$ 10,500
The effect of:	
Nondeductible expenses/losses	800
Non taxable income/gains	(500)
Decrease in Valuation allowance	(1,625)
Other, net	(392)
Provision for Federal Income taxes	$ 8,783

11. Pension Plan

The Company maintains a 401(K) Plan for its employees. The company contributes up to 4% of the employees' eligible compensation. For the year ending December 31, 2004, the company's contributions to the 401(K) plan were $32,263.

In addition, Family Investors Company has established a profit sharing plan which provides for discretionary contributions as determined annually by the Board of Directors. Contributions of $40,000 have been accrued for the year ended December 31, 2004.

&CEREFICE COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

1103 WESTFIELD AVENUE
RAHWAY, NJ 07065
PHONE: 732/382-3800
FAX: 732/382-0213
E-MAIL: CPA@CEREFICE.COM

The Shareholder
Family Investors Company
Fanwood, New Jersey

In planning and performing our audit of the financial statements of Family Investors Company, (the company) for the year ended December 31, 2004, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

The management of the Company is responsible for establishing and maintaining effective internal control and practices and procedures to comply with requirements of regulatory agencies. One of the objectives of internal control and the practices and procedures is to provide management with reasonable but not absolute assurance that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control over financial reporting would not necessarily disclose all matters in the internal control over financial reporting that might be material weaknesses. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control over financial reporting and its operation that we consider to be material weaknesses.

This report is intended solely for the information and use of the shareholder, management, and regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cerefice & Company
Certified Public Accountants
Rahway, New Jersey
January 28, 2005